Exhibit 99.1

N E W S   R E L E A S E

Siyata Mobile Welcomes Industry Veteran Zoila Hernandez as Director of Sales

VANCOUVER, BC / ACCESSWIRE / March 22, 2023 / Siyata Mobile Inc. (NASDAQ:SYTA)(NASDAQ:SYTAW) (“Siyata” or the “Company”), a global provider of innovative Push-to-Talk over Cellular (“PoC”) and cellular signal booster solutions, today announced the hiring of Zoila Hernandez   as Director of Sales.

Ms. Hernandez brings more than two decades of senior sales experience to her role at Siyata. Most recently, Ms. Hernandez served as Development Manager for AT&T FirstNet  ®, a nationwide wireless communications network that was designed and built specifically for first responders. Previously, she served in various senior sales roles throughout the AT&T organization, having joined that firm in 1998.

“We are excited to bring a veteran like Zoila to our team. Her deep product knowledge and experience with FirstNet will provide valuable insights as we continue to ramp sales of our PTT portfolio and specifically our game-changing SD7 rugged PoC solution,” commented Siyata CEO Marc Seelenfreund. “We continue to announce new partnerships with some of the world’s leading wireless carriers and are confident that we can continue to build substantial market share for the SD7 in the quarters ahead.”

Management is seeing SD7 sales gaining traction across multiple verticals  , including private security firms, police, emergency medical services,   National Guard, school districts, hospitals/health clinics, a major theme park and others, as trials of the SD7 continue to convert into commercial deployments of the SD7 and its companion products, the VK7 vehicle kit and SD7 Rapid Kit. The Company expects to receive repeat and new orders as customers roll out the products across their various business units.

To date, the SD7 has been certified and approved for use with several North American carriers including FirstNet® and AT&T Inc., Verizon Communications Inc., United States Cellular Corporation, T-Mobile and Bell Mobility.

The SD7 enables push-to-talk communications for first responders and enterprise clients. It is a simple easy-to-use rugged Android based MCPTT solution with excellent sound quality that operates over the high bandwidth 4G LTE network, providing consistent connectivity across the United States and internationally. Its IP68 rating, resistance to water and dust, drop protection, and robust battery make it well suited for use in harsh environments. Importantly, there is no need to invest in infrastructure such as radio towers or repeaters. The SD7 allows first responders   as well as secondary support personnel to quickly connect and coordinate on unified public cellular networks in North American and international markets.

Users of the SD7 can initiate and receive talk-group calls, receive private calls, notify others of emergencies, and report locations, all actions ideally tailored for mission critical purposes.

About Siyata Mobile

Siyata Mobile Inc. is a B2B global provider of innovative, next generation Push-To-Talk over Cellular technology solutions that includes its devices and cellular booster systems. Its portfolio of in-vehicle and rugged device solutions enable first responders and enterprise workers to instantly communicate, over a nationwide cellular network of choice, to increase situational awareness and save lives.

Its portfolio of enterprise grade and consumer cellular booster systems enables first responders and enterprise workers to amplify cellular signals in remote areas, inside structural buildings where signals are weak and within vehicles for the maximum cellular signal strength possible.

Siyata's common shares trade on the Nasdaq under the symbol "SYTA" and its previously issued warrants trade on the Nasdaq under the symbol "SYTAW.”

Visit siyata.net and unidencellular.com to learn more.

Investor Relations (Canada):

Kin Communications
1-866-684-6730
SYTA@kincommunications.com

Investor Relations (United States):

Brett Maas

Hayden IR

SYTA@Haydenir.com

646-536-7331

Siyata Mobile Corporate:

Daniel Kim, VP of Corporate Development
Siyata Mobile Inc.
daniel@siyata.net

Forward Looking Statements

This press release contains forward-looking statements within the meaning of the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995 and other Federal securities laws. Words such as "expects," "anticipates," "intends," "plans," "believes," "seeks," "estimates" and similar expressions or variations of such words are intended to identify forward-looking statements. Because such statements deal with future events and are based on Siyata's current expectations, they are subject to various risks and uncertainties and actual results, performance or achievements of Siyata could differ materially from those described in or implied by the statements in this press release. The forward-looking statements contained or implied in this press release are subject to other risks and uncertainties, including those discussed under the heading "Risk Factors" in Siyata's filings with the Securities and Exchange Commission ("SEC"), and in any subsequent filings with the SEC. Except as otherwise required by law, Siyata undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. References and links to websites have been provided as a convenience, and the information contained on such websites is not incorporated by reference into this press release.

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